Exhibit 99.127

CANNTRUST HOLDINGS INC. (the “Company”)

3280 Langstaff Road, Building 1 Vaughan, Ontario

Canada L4K 5B6

Telephone: (647) 872-2300

NOTICE OF CHANGE OF AUDITOR (the “Notice”)

To: RSM LLP, Chartered Professional Accountants

And To: KPMG LLP, Chartered Professional Accountants

1.	The directors of the Company requested the resignation of RSM LLP, Chartered Professional Accountants, as auditors for the Company; and
2.	The directors of the Company propose to appoint KPMG LLP, Chartered Professional Accountants, as successor auditors of the Company, in place of RSM LLP, Chartered Professional Accountants, effective December 21st, 2018.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), the Company confirms that:

1.	RSM LLP, Chartered Professional Accountants, was asked to resign as auditor at the request of the Company, effective December 21st, 2018, to facilitate the appointment of KPMG LLP, Chartered Professional Accountants, with offices at 100 New Park Place Suite 1400 Vaughan, ON L4K 0J3
2.	RSM LLP, Chartered Professional Accountants, has not expressed any reservation in its report for the most recently completed two fiscal years of the Company,
3.	In the opinion of the Board of Directors of the Company, no “reportable event” as defined in NI 51-102 has occurred in connection with the audits of the Company’s two most recently completed fiscal years of the Company and the date of this Notice; and
4.	This Notice and Auditor’s Letters have been reviewed by the Audit Committee and the Board of Directors.

Dated as of the December 21st, 2018

/s/ lan Abramowitz

Ian Abramowitz, CPA, CA
Chief Financial Officer